UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 3
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

JINPAN INTERNATIONAL LIMITED
(Name of the Issuer)
Jinpan International Limited
FNOF E&M Investment Limited
Silkwings Limited
Zhiyuan Li
Yuqing Jing
Forebright Smart Connection Technology Limited
Smart Anchor Holdings Limited
Forebright New Opportunities Fund, L.P.
FNOF GP Limited
Forebright Capital Partners Inc.
Take Success Limited
Greenfiled International Limited
Cheng Liu
Kun Wan Ip
(Names of Persons Filing Statement)
Common Shares, $0.0045 par value
(Title of Class of Securities)
G5138L100
(CUSIP Number)
JINPAN INTERNATIONAL LIMITED 390 Veterans Boulevard Carlstadt, NJ 07072 Attn.: Mark Du, Chief Financial Officer Telephone: +1 201 460-8778 (x140) Fax: +1 201 460-8775
FNOF E&M Investment Limited
Silkwings Limited
Forebright Smart Connection Technology Limited
Smart Anchor Holdings Limited
Forebright New Opportunities Fund, L.P.
FNOF GP Limited
Forebright Capital Partners Inc.
Take Success Limited
Greenfiled International Limited
Cheng Liu
Kun Wan Ip
c/o Forebright Smart Connection Technology Limited
Suite 3720 Jardine House, 1 Connaught Place,
Central, Hong Kong
Attention: Mr. Kun Wan Ip
Telephone: +852 2598-2598

Zhiyuan Li c/o Hainan Jinpan Electric Company, Ltd No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone Haikou, Hainan, People’s Republic of China Telephone: +86 898 6681-1301	Yuqing Jing c/o Jinpan International (USA) Ltd. 390 Veterans Boulevard Carlstadt, NJ 07072, United States Telephone: +1 201 460-8778
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) With copies to:
Gibson, Dunn & Crutcher LLP Unit 1303, Tower 1, China Central Place No. 81 Jianguo Road Beijing 100025, PRC Attention: Fang Xue, Esq. Facsimile: +86 10 6502-8510 e-mail: fxue@gibsondunn.com	Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004, PRC Attention: Peter Huang, Esq. Facsimile: +86 10 6535-5577 e-mail: peter.huang@skadden.com
This statement is filed in connection with (check the appropriate box):
☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer

☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$75.5 million	$7,602.85

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of  $6.00 for 12,567,665 outstanding Shares of the issuer subject to the transaction (the “Transaction Valuation”).

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Page
Item 15 Additional Information	1
Item 16 Exhibits	2
i

INTRODUCTION
This Amendment No. 3 (this “Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Jinpan International Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the registered common shares, par value of US$0.0045 per share (each, a “Share” and collectively, the “Shares”); (b) FNOF E&M Investment Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (c) Silkwings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Merger Sub”); (d) Mr. Zhiyuan Li, the Company’s Chairman of the Board of Directors, President, and Chief Executive Officer (“Mr. Li” or the “Chairman”); (e) Ms. Yuqing Jing, Secretary of the Company and wife of Mr. Li (“Ms. Jing”, collectively with Mr. Li, the “Rollover Shareholders”); (f) Forebright Smart Connection Technology Limited, a company established under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Forebright SPV”); (g) Smart Anchor Holdings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Smart Anchor”); (h) Forebright New Opportunities Fund, L.P., an exempted limited partnership registered in the Cayman Islands (“Forebright Fund”); (i) FNOF GP Limited, an exempted company incorporated under laws of the Cayman Islands with limited liability (“FNOF GP”); (j) Forebright Capital Partners Inc., a limited liability company incorporated under the laws of the British Virgin Islands (“Forebright Capital”); (k) Take Success Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Take Success”); (l) Greenfiled International Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Greenfiled”); (m) Mr. Cheng Liu, a citizen of Hong Kong Special Administrative Region (“Mr. Liu”); and (n) Mr. Kun Wan Ip, a citizen of Australia (“Mr. Ip”). The Rollover Shareholders, Forebright SPV, Smart Anchor, Forebright Fund, FNOF GP, Forebright Capital, Take Success, Greenfiled, Mr. Liu, Mr. Ip, Parent and Merger Sub are collectively referred to herein as the “Buyer Group”.
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.
The Transaction Statement relates to the agreement and plan of merger dated January 24, 2016 (the “merger agreement”), by and among the Company, Parent and Merger Sub, pursuant to which Merger Sub was merged with and into the Company with the Company continuing as the surviving company (the “merger”).
All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.
Item 15   Additional Information
Item 15 is hereby amended and supplemented as follows:
On April 18, 2016, at 10:00 am (Beijing time), a general meeting of shareholders of the Company was held at the Company’s principal executive office located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People’s Republic of China. At the general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Appendix A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger.
On April 18, 2016, the Company filed the plan of merger with the Registrar of Corporate Affairs of the British Virgin Islands, and upon registration by the Registrar of Corporate Affairs of the British Virgin Islands, the merger became effective on April 18, 2016. As a result of the merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.
At the effective time of the merger each of our Shares issued and outstanding immediately prior to the effective time of the merger was cancelled for the right to receive US$6.00 per Share surrendered for cancellation, without interest and net of any applicable withholding taxes, except for: (a) Shares beneficially owned by the Rollover Shareholders; (b) Shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Business Companies Act, as amended; and (c) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company.
In addition, immediately after the effective time of the merger, each outstanding option of the Company to purchase Shares under the Company’s Stock Plans, was cancelled and converted into the right of the holder of such option to receive cash in the amount equal to: (i) the total number of Shares subject to such option immediately prior to the effective time (without regard to vesting); multiplied by (ii) the excess, if any, of   (x) US$6.00 in cash per Share without interest over (y) the exercise price per Share under such option, which amount shall be paid, net of any applicable withholding taxes, as soon as reasonably practicable after the effective time.
As a result of the merger, the Shares will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market. On April 18, 2016, at the Company’s request, NASDAQ filed a Form 25 with the SEC notifying the SEC of the delisting of its Shares on the NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.
Item 16   Exhibits
(a)-(1)
Proxy Statement of the Company, dated March 18, 2016 (the “proxy statement”).*

(a)-(2)
Notice of General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)
Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)
Press Release issued by the Company, dated September 15, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 16, 2015.

(a)-(5)
Press Release issued by the Company, dated September 29, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 30, 2015.

(a)-(6)
Press Release issued by the Company, dated October 7, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on October 8, 2015.

(a)-(7)
Press Release issued by the Company, dated January 25, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 25, 2016.

(a)-(8)
Press Release issued by the Company, dated March 18, 2016, incorporated by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 18, 2016.

(b)-(1)
Debt Commitment Letter, dated as of January 24, 2016, by and among Forebright SPV, Forebright Fund and Mr. Li, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(c)-(1)
Opinion of Duff  & Phelps, LLC, dated January 22, 2016, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)
Preliminary Draft Fairness Analysis prepared by Duff  & Phelps, LLC for discussion with the Special Committee of the board of directors of the Company, dated December 20, 2015.*

(c)-(3)
Discussion materials prepared by Duff  & Phelps, LLC for discussion with the Special Committee of the board of directors of the Company, dated January 22, 2016.*

(d)-(1)
Agreement and Plan of Merger, dated as of January 24, 2016, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)
Rollover Agreement, dated as of January 24, 2016, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex E of the proxy statement.

(d)-(3)
Voting Agreement, dated as of January 24, 2016, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex F of the proxy statement.

(d)-(4)
Limited Guarantee, dated as of January 24, 2016, by Mr. Li and Forebright Fund in favor of the Company, incorporated herein by reference to Annex G of the proxy statement.

(d)-(5)
Equity Commitment Letter, dated as of January 24, 2016, by and between Mr. Li and Parent, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(d)-(6)
Equity Commitment Letter, dated as of January 24, 2016, by and among Forebright SPV, Forebright Fund and Parent, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(d)-(7)
Interim Investors Agreement, dated as of January 24, 2016, by and among Mr. Li, Forebright SPV and Parent, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(f)-(1)
Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2)
Section 179 of the BVI Business Companies Act, as amended, incorporated herein by reference to Annex C of the proxy statement.

(g)
Not applicable.

*
Previously filed.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 19, 2016
JINPAN INTERNATIONAL LIMITED

By:	/s/ Dr. Li-Wen Zhang
Name: Dr. Li-Wen Zhang
Title: Director

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 19, 2016
FNOF E&M Investment Limited

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
Silkwings Limited

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 19, 2016
Zhiyuan Li

/s/ Zhiyuan Li

Yuqing Jing

/s/ Yuqing Jing

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 19, 2016
Forebright Smart Connection Technology Limited

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
Smart Anchor Holdings Limited

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
Forebright New Opportunities Fund, L.P. By FNOF GP Limited, its General Partner

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
FNOF GP Limited

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 19, 2016
Forebright Capital Partners Inc.

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
Take Success Limited

By:	/s/ Cheng Liu
Name: Cheng Liu
Title: Director
Greenfiled International Limited

By:	/s/ Kiril Ip
Name: Kiril Ip
Title: Director
Cheng Liu

By:	/s/ Cheng Liu

Kun Wan Ip

By:	/s/ Kun Wan Ip

Exhibit Index
(a)-(1)
Proxy Statement of the Company, dated March 18, 2016.*

(a)-(2)
Notice of General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)
Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)
Press Release issued by the Company, dated September 15, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 16, 2015.

(a)-(5)
Press Release issued by the Company, dated September 29, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on September 30, 2015.

(a)-(6)
Press Release issued by the Company, dated October 7, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on October 8, 2015.

(a)-(7)
Press Release issued by the Company, dated January 25, 2015, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 25, 2016.

(a)-(8)
Press Release issued by the Company, dated March 18, 2016, incorporated herein by reference to Exhibit 1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 18, 2016.

(b)-(1)
Debt Commitment Letter, dated as of January 24, 2016, by and among Forebright SPV, Forebright Fund and Mr. Li, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(c)-(1)
Opinion of Duff  & Phelps, LLC, dated January 22, 2016, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)
Preliminary Draft Fairness Analysis prepared by Duff  & Phelps, LLC for discussion with the Special Committee of the board of directors of the Company, dated December 20, 2015.*

(c)-(3)
Discussion materials prepared by Duff  & Phelps, LLC for discussion with the Special Committee of the board of directors of the Company, dated January 22, 2016.*

(d)-(1)
Agreement and Plan of Merger, dated as of January 24, 2016, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)
Rollover Agreement, dated as of January 24, 2016, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex E of the proxy statement.

(d)-(3)
Voting Agreement, dated as of January 24, 2016, by and among Rollover Shareholders and Parent, incorporated herein by reference to Annex F of the proxy statement.

(d)-(4)
Limited Guarantee, dated as of January 24, 2016, by Mr. Li and Forebright Fund in favor of the Company, incorporated herein by reference to Annex G of the proxy statement.

(d)-(5)
Equity Commitment Letter, dated as of January 24, 2016, by and between Mr. Li and Parent, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(d)-(6)
Equity Commitment Letter, dated as of January 24, 2016, by and among Forebright SPV, Forebright Fund and Parent, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(d)-(7)
Interim Investors Agreement, dated as of January 24, 2016, by and among Mr. Li, Forebright SPV and Parent, incorporated herein by reference to Exhibit 7.09 to the Schedule 13D filed by Mr. Li and Ms. Jing on January 29, 2016.

(f)-(1)
Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the proxy statement.

(f)-(2)
Section 179 of the BVI Business Companies Act, as amended, incorporated herein by reference to Annex C of the proxy statement.

(g)
Not applicable.

*
Previously filed.